Exhibit 99.1

Blue Gold Receives Nasdaq Deficiency Letters and Confirms Commitment to Maintaining Nasdaq Listing

NEW YORK, NY, July 8, 2026 /PRNewswire/ — Blue Gold Limited (Nasdaq: BGL) (Nasdaq: BGLWW) (“Blue Gold” or the “Company”), a gold mining company with the infrastructure to deliver gold from mine-to-wallet, today announced that it has received notification from Nasdaq regarding compliance with certain continued listing requirements on the Nasdaq Global Market.

Nasdaq Notifications

On July 1, 2026, the Company received a written notification from Nasdaq stating that, based on the closing bid price of the Company’s Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”), for the last 30 consecutive business days, the Company’s Class A Ordinary Shares no longer comply with the minimum bid price requirement of $1.00 per share for continued listing on Nasdaq, as set forth in Nasdaq Listing Rule 5450(a)(1) (the “Bid Price Requirement”).

In addition, on July 1, 2026, the Company received a separate written notification from Nasdaq stating that the Market Value of Listed Securities (the “MVLS”) of the Company’s Class A Ordinary Shares has been below the $50 million minimum requirement for the preceding 30 consecutive business days, and that the Company therefore no longer meets the minimum MVLS requirement for continued listing on Nasdaq, as set forth in Nasdaq Listing Rule 5450(b)(2) (the “MVLS Requirement”).

The notifications have no immediate effect on the listing or trading of the Company’s Class A Ordinary Shares or warrants, which continue to be listed and to trade on Nasdaq. In accordance with Nasdaq Listing Rules, the Company has a period of 180 calendar days from the date of each notification, or until December 28, 2026, to regain compliance with the Bid Price Requirement and the MVLS Requirement.

To regain compliance with the Bid Price Requirement, the closing bid price of the Company’s Class A Ordinary Shares must be at least $1.00 per share for a minimum of 10 consecutive business days during the applicable compliance period. To regain compliance with the MVLS Requirement, the Company’s MVLS must close at $50 million or more for a minimum of 10 consecutive business days during the applicable compliance period.

“We are taking steps that position the Company for long-term success as a publicly listed company. Our Nasdaq listing provides an important platform from which to execute our strategy, and we remain committed to maintaining our listing while continuing to build long-term value for our shareholders,” said Andrew Cavaghan, CEO of Blue Gold.

About Blue Gold Limited

Blue Gold Limited (Nasdaq: BGL) (Nasdaq: BGLWW) is a gold mining company with the infrastructure to deliver gold from mine-to-wallet. The Company’s mission is to explore, develop and operate high-quality mining projects while leveraging modern technologies to sell the gold directly to end customers in tokenized form. Blue Gold prioritizes growth, sustainable development, and transparency in all its business practices. We believe that our commitment to responsible mining will enable us to create value for our shareholders while minimizing our environmental footprint.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the safe harbor for forward-looking statements provided by Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these forward-looking statements, which are current only as of the date of this press release. Each of these forward-looking statements involves risks and uncertainties. Important factors that could cause actual results to differ materially from those discussed or implied in the forward-looking statements include, but are not limited to: general economic or political conditions; negative economic conditions that could impact Blue Gold Limited and the gold industry in general; reduction in demand for Blue Gold Limited's products; changes in the markets that Blue Gold Limited targets; and any change in laws applicable to Blue Gold Limited or any regulatory or judicial interpretation. As a result, we cannot assure you that the forward-looking statements included in this press release will prove to be accurate or correct. These and other important factors and risks are discussed in Blue Gold Limited’s annual report on Form 20-F, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2026, and other filings with the SEC. In light of these risks, uncertainties, and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results, and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. Except as required by applicable law, we do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events, or otherwise. For more information regarding Blue Gold Limited, please visit https://bluegoldltd.com.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities.

For Further Information Contact:
Dave Gentry

RedChip Companies, Inc.

1-800-REDCHIP (733-2447)

1-407-644-4256

BGL@redchip.com